FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 31, 2008

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the interests of Directors, Persons Discharging Managerial Responsibility or Connected Persons in the
Ordinary share
s of GlaxoSmithKline plc

in respect of the under
-
mentioned
persons
 arising from the
grant of
options over
Ordinary shares
of 25
p each at a price of £9.51 per
 share pursuant t
o the GlaxoSmithKline UK Savings Related Share Option Plan
("the Plan") on 23 October 2008:

Mr S M Bicknell	1,009
Mr E J Gray	1,009
Mr A S Hussain	1,009
Mr D Learmouth	1,009
Mr D S Redfern	1,009
Mr A Witty	1,009

The Company
was
advised of
this information on
31 October
2008
.

This notification relates to a transac
tion notified in accordance with
Disclosure
and
Transparency
R
ule 3.1.4R(1)(a)
.

V A Whyte
Deputy
Company Secretary

31
 October

2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 31, 2008

By: VICTORIA WHYTE

------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc